SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of DECEMBER , 2002 .


                              IMA EXPLORATION INC.
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F    X        Form 40-F
                       -------               -------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                    No    X
                       -------               -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                     IMA EXPLORATION INC.
                                                     --------------------------
                                                        (Registrant)

Date:  December 16, 2002                         By  /s/ William Lee
                                                     --------------------------
                                                         (Signature)
                                                     William Lee, Director
                                                     and Chief Financial Officer

1.  Print the name and title of the signing officer under his signature.

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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street
               Terminal City Club Tower, Vancouver, B.C. V6C 3N6
         Tel: 604-687-1828o Fax: 604-687-1858o Toll Free: 800-901-0058

Internet: www.imaexploration.como                E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)


                                December 16, 2002

                               PRESIDENT'S LETTER

Dear Shareholder:

As the year end approaches, I would like to review some of the highlights which unfolded during 2002 and provide a glimpse on the numerous opportunities that management will be focusing on in the coming year with a potential to dramatically increase the value of shareholder equity.

The outstanding property option agreement with Barrick Gold Corporation, which was to expire on November 30, 2002, has, by mutual consent, been postponed to be discussed early in the new year. The original agreement gives Barrick the option to choose one of two properties, either Potrerillos or Rio Taguas, in the Valle del Cura region of Argentina. The request for a decision delay was to allow Barrick's technical team to review additional IMA properties which could result in the redefinition of our current relationship. Management considered the strong support received to date from Barrick and consented to the short postponement as a gesture of appreciation and continued good relations.

Our Rio Tabaconas project in Peru has been the source of great success in 2002. The initial drilling campaign has outlined numerous promising targets and demonstrated that this property has tremendous potential. However, given the substantial investment required to advance the property through the next exploration stage, the Company decided to complete further exploration after an agreement with the local community has been finalized, thus minimizing any uncertainty and undue risk. With the regional elections complete, IMA is continuing its efforts to address local cultural, developmental and environmental concerns by developing a clear and mutually beneficial relationship at the regional and community level.

IMA has been very successful in raising capital during the last year and all of its financings were completed. Also, over the last twelve months, institutions in the USA, UK, Switzerland and Asia purchased almost 20% of the Company. The funds raised have been allocated to those projects that have the best investment return potential for shareholders.

Furthermore, IMA completed its listing on the Frankfurt Stock Exchange in Germany and on the OTC Bulletin Board in the United States. The new listings have broadened IMA's retail and institutional shareholder base, which in an improving gold market, has resulted in increased liquidity of the Company's stock.

The year ahead will be exciting one. With the Company's primary focus being in southern Argentina, IMA is set to begin with an aggressive drill campaign on our 100% owned Las Bayas property, in the Patagonia region of Argentina. The Company has been reviewing property in this region since mid-1999, shortly after the first drill results were returned from the Esquel gold discovery (recently


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President's Letter                                             December 16, 2002
IMA Exploration Inc.                                                      Page 2


purchased by Meridian Gold Inc. for US$230million). IMA's current portfolio in Patagonia consists of nine projects totaling over 75,000 hectares. Details of the upcoming drill program will be announced shortly.

In addition, IMA continues with its multi-faceted exploration strategy in several established mining locations, giving the Company depth and allowing it to spread the risk inherent in exploration. In northwestern Argentina, IMA is set to embark on a detailed surface exploration program in 2003 on our highly prospective 100% owned Mogote property. IMA is also active in Peru, where it is reviewing a number of potential properties, including the Alto Chicama region, where Barrick has just announced the US$370 million development of its new gold discovery.

We believe that the Company's current share price understates the inherent value that is built in IMA. With a strong treasury, 19 established drill targets, over 2,000 square kilometers of property, a positive outlook for the price of gold, along with IMA's expanding shareholder base all point to an eventful and exciting year for 2003.

I would like to thank you, our shareholders and supporters, for your continued support over the past year as the Company has worked at developing its exploration opportunities. You can be assured of our commitment to further enhance shareholder value throughout 2003 and beyond.

Sincerely,

/s/ Joseph Grosso
-----------------
Joseph Grosso
President & C.E.O.

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

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